UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	October 23, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Stock Code: 600115	Stock Short Name: ST東航	No.: 臨2009-077

ANNOUNCEMENT MADE BY CHINA EASTERN AIRLINES CORPORATION LIMITED
WITH RESPECT TO A CHANGE IN INDEPENDENT DIRECTORS

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

China Eastern Airlines Corporation Limited (the “Company” or “CEA”) currently has five independent directors, three of whom have held their positions with the Company for over six years. In line with the progress of joint restructuring with Shanghai Airlines, and to comply in a timely manner with our corporate governance policies, the Company announces a change in independent directors as follows:

A Notice of Extraordinary General Meeting for the change in two independent directors will be issued by the Company before the end of 2009 in order to comply in a timely manner with the legal procedure for the election of independent directors. The change in those independent directors with expiring terms will occur during the 2009 Annual General Meeting, which is to be convened in the first half of 2010.

Shanghai Securities News (上海證券報) and China Securities Journal (中國證券報) are the designated press of the Company for disclosure of information and any information published by the Company in the said press shall prevail. Investors are advised to be cautious and take note of the risk associated with the investment.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
22 October 2009